After the close of business on April 26, 2002, EQ/Putnam International Equity Portfolio acquired the net assets of the EQ/T. Rowe Price International Portfolio ("Price Portfolio"), pursuant to a substitution transaction. For accounting purposes, this transaction is treated as a merger. The substitution was accomplished by a tax-free exchange of 19,583,190 Class IB shares of EQ/Putnam International Equity Portfolio (valued at $207,224,020) for the 24, 398,367 Class IB shares of EQ/T. Rowe Price Inter-national Portfolio outstanding on April 26, 2002. EQ/T. Rowe Price International Portfolio's net assets at that date ($207,224,020), including $9,395,755 of unrealized depreciation, were combined with those of EQ/ Putnam International Equity Portfolio. The aggregate net assets of EQ/Putnam International Equity Portfolio and EQ/T. Rowe Price International Portfolio immediately before the substitutions were $306,134,063 and $207,224,020, respectively, resulting in combined net assets of $513,358,083.